Delisting Determination, The Nasdaq Stock Market, LLC,
October 27, 2020, Atlas Financial Holdings, Inc. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the ordinary shares of Atlas Financial Holdings, Inc.
(the Company), effective at the opening of the trading session on November 6, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule Listing Rule 5250. The Company was first notified of the Staff determination on July 22, 2019. The Company appealed the determination to a Hearing Panel on July 29, 2019. Following its request for a hearing, the Company received an additional delist determination letter from Nasdaq Staff on August 16, 2019.
On October 15, 2019, upon review of the information provided by the Company, the Panel determined to grant the Company request to to be transferred from the Global to the Capital Market and remain listed in the Exchange subject to certain milestones.
Subsequent to the Panel decision, the Company received additional Staff delist determination letters on November 14, 2019 and January 6, 2020. Following an extension granted by the Panel on February 11, 2020, the Compay received additional delist determination letters from Staff on June 9, 2020; July 1, 2020;
and August 18, 2020. On August 25, 2020, the Company was granted a final extesion. On August 31, 2020, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on September 2, 2020. The Listing Council did not call the matter for review. The Staff determination to delist the Company ordinary shares became final on October 15, 2020.